

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2021

Dave Davis
President and Chief Financial Officer
Sun Country Airlines Holdings, Inc.
2005 Cargo Road
Minneapolis, MN 55450

> **Re: Sun Country Airlines Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 16, 2021**
> **CIK No. 0001743907**

Dear Mr. Davis:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brian M. Janson